Exhibit 7

Consolidated Report of Condition of

Wells Fargo Bank National Association

of 101 North Phillips Avenue, Sioux Falls, SD 57104

And Foreign and Domestic Subsidiaries,

at the close of business June 30, 2017, filed in accordance with 12 U.S.C. §161 for National Banks.

		Dollar Amounts In Millions
ASSETS
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin		$19,386
Interest-bearing balances		195,432
Securities:
Held-to-maturity securities		140,286
Available-for-sale securities		240,904
Federal funds sold and securities purchased under agreements to resell:
Federal funds sold in domestic offices		72
Securities purchased under agreements to resell		31,063
Loans and lease financing receivables:
Loans and leases held for sale		20,008
Loans and leases, net of unearned income	928,756
LESS: Allowance for loan and lease losses	10,281
Loans and leases, net of unearned income and allowance		918,475
Trading Assets		44,239
Premises and fixed assets (including capitalized leases)		7,782
Other real estate owned		765
Investments in unconsolidated subsidiaries and associated companies		11,629
Direct and indirect investments in real estate ventures		294
Intangible assets
Goodwill		22,671
Other intangible assets		16,509
Other assets		62,422

Total assets		$1,731,937

LIABILITIES
Deposits:
In domestic offices		$1,237,791
Noninterest-bearing	433,623
Interest-bearing	804,168
In foreign offices, Edge and Agreement subsidiaries, and IBFs		122,015
Noninterest-bearing	654
Interest-bearing	121,361
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased in domestic offices		4,026
Securities sold under agreements to repurchase		7,123

Dollar Amounts In Millions
Trading liabilities	11,964
Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases)	136,524
Subordinated notes and debentures	12,952
Other liabilities	36,121

Total liabilities	$1,568,516

EQUITY CAPITAL
Perpetual preferred stock and related surplus	0
Common stock	519
Surplus (exclude all surplus related to preferred stock)	110,513
Retained earnings	52,469
Accumulated other comprehensive income	(470)
Other equity capital components	0

Total bank equity capital	163,031
Noncontrolling (minority) interests in consolidated subsidiaries	390

Total equity capital	163,421

Total liabilities, and equity capital	$1,731,937

I, John R. Shrewsberry, Sr. EVP & CFO of the above-named bank do hereby declare that this Report of Condition has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true to the best of my knowledge and belief.

John R. Shrewsberry
Sr. EVP & CFO

We, the undersigned directors, attest to the correctness of this Report of Condition and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true and correct.

Directors

Enrique Hernandez, Jr

James Quigley

Stephen Sanger